April 15 2016	TSX-V - HNC

Hard Creek Nickel Completes Non Brokered Private Placement

(VANCOUVER, BC) Hard Creek Nickel Corporation has completed the non brokered private placement of 25 million Units which was announced February 22, 2016.

The Company closed 25 million Units at $0.01 per Unit for gross proceeds of $250,000.00. The private placement closed in three tranches – March 30, April 5 and April 14, 2016. Each Unit consists of one share and one share purchase warrant. Each full warrant is exercisable at Cdn. $0.05 for five years. The securities and warrants issued have a hold period expiring 4 months plus one day after issuance, being July 31, 2016, August 6, 2016 and August 15, 2016.

Hard Creek Insiders purchased 6 million units, or 24% of the 25 million units.

Proceeds of the private placement will be used for general working capital, which will include legal fees, audit fees and listing fees. Proceeds will also be used for maintenance of the camp at the Company’s Turnagain property in British Columbia.

A finders’ fee was paid on a portion of this private placement, 6% of gross cash proceeds plus warrants exercisable at $0.05 for one year, equal to 6% of units placed in connection with this private placement.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

Neither the TSX Venture Exchange nor its’ Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy of accuracy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
Tel: 604 681 2300 Fax: 604 681 2310 E: info@hardcreek.com W: www.hardcreek.com